1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ELISE M. DOLAN elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
July 29, 2010
VIA EDGAR
Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to me in a telephonic discussion on June 29, 2010, with respect to your review of Post-Effective Amendment No. 244 to the Trust’s registration statement filed with the Securities and Exchange Commission on May 14, 2010. We have reproduced your comments below, followed by our responses.
Global Prospectus Comment
1.	Comment: Please reword the disclosure under “Portfolio Turnover” in the summary section of each Prospectus to match the language in Item 3 of Form N-1A.

Response: As permitted by Instruction 1(b) to Item 3 of Form N-1A, “a Fund may modify the narrative explanations if the explanation contains comparable information to that shown [on Form N-1A].” We believe that the disclosure used in each Fund’s “Portfolio Turnover” section is substantially comparable to that required by Form N-1A, and accordingly respectfully decline to modify the Funds’ disclosure in this regard.
Goldman Sachs Short Duration and Government Fixed Income Funds Prospectus
2.	Comment: Please consider replacing the word “returns” in the Enhanced Income Fund’s investment objective with the word “income,” if appropriate, such that the Fund’s investment objective would read “the Fund seeks to generate income in excess of
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July 29, 2010 Page 2
traditional money market products while maintaining an emphasis on preservation of capital and liquidity.”

Response: The Fund’s investment objective, as approved by the Trust’s Board of Trustees, is to “seek[] to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.” As such, we do not believe this change would be appropriate, and respectfully decline to modify the Fund’s disclosure in this regard.

3.	Comment: Please incorporate disclosure with respect to how individual securities are selected for purchase or sale for the Enhanced Income Fund in the “Summary—Fund Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: We have incorporated your comment.

4.	Comment: Please confirm whether “foreign risk” is a principal risk for the Enhanced Income Fund and, if so, incorporate appropriate disclosure regarding foreign investing in the “Summary—Fund Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: We confirm that “foreign risk” is a principal risk for this Fund and have revised the disclosure accordingly.
Goldman Sachs Municipal Fixed Income Funds Prospectus
5.	Comment: Please incorporate disclosure with respect to the High Yield Municipal and Municipal Income Fund’s duration and maturity parameters (or disclose that the Fund imposes no such parameters) in the “Summary—Fund Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: We have incorporated your comment.

6.	Comment: Please confirm whether “concentration risk” and “California risk” are principal risks for the High Yield Municipal and Municipal Income Funds and, if so, incorporate appropriate disclosure in the “Summary—Fund Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: We confirm that these are principal risks for these Funds and have revised the Fund’s disclosure to incorporate your comment.

July 29, 2010 Page 3
7.	Comment: Please incorporate additional disclosure with respect to how individual securities are selected for purchase or sale for the Municipal Income and Short Duration Tax-Free Funds in the “Summary—Fund Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: We have incorporated your comment.

8.	Comment: Please disclose what the Short Duration Tax-Free Fund means by “short duration” as used in the Fund’s name.

Response: We have incorporated your comment.
Goldman Sachs Multi Sector Fixed Income Funds Prospectus
9.	Comment: Please incorporate disclosure with respect to the Global Income Fund’s duration and maturity parameters (or disclose that the Fund imposes no such parameters) in the “Summary—Fund Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: We have incorporated your comment.

10.	Comment: Please disclose how the Global Income Fund determines whether an issuer is a “foreign” issuer.

Response: We have incorporated your comment.
Goldman Sachs Single Sector Fixed Income Funds Prospectus
11.	Comment: Please disclose how the Emerging Markets Debt and Local Emerging Markets Debt Funds determine whether an issuer is a “foreign” issuer.

Response: We have incorporated your comment.

12.	Comment: Please incorporate disclosure with respect to how individual securities are selected for purchase or sale for the Investment Grade Credit and U.S. Mortgages Funds in the “Summary—Fund Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: We have incorporated your comment.

July 29, 2010 Page 4
Statement of Additional Information
13.	Comment: Pursuant to Item 17(b)(1) of Form N-1A, in the “Trustees and Officers” section in the Statement of Additional Information (“SAI”), please provide more specific disclosure indicating why each Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response: We believe the disclosure in the SAI adequately addresses the requirement set forth in Item 17(b)(1) of Form N-1A. Moreover, the Trustees, after being advised by counsel of this Form requirement, reviewed and approved the current disclosure, confirming that it is an accurate and appropriate statement of their determination that each Fund’s leadership structure is appropriate given the specific characteristics or circumstances of the Fund. Accordingly, we respectfully decline to modify the Funds’ disclosure in this regard.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	George Djurasovic, Goldman Sachs Asset Management, L.P. Patricia Meyer, Goldman Sachs Asset Management, L.P.